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VIA EDGAR	March 23, 2020

Re:	APX Group, Inc.

APX Group Holdings, Inc. and other Guarantors

Registration Statement on Form S-4 (File No. 333-232103)

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of APX Group, Inc., a Delaware corporation (the “Issuer”), APX Group Holdings, Inc., a Delaware corporation (the “Parent Guarantor”) and certain subsidiaries of the Issuer (together with the Parent Guarantor, the “Guarantors” and together with the Issuer, the “Registrants”), we hereby submit for filing by direct electronic transmission under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 1 to the above-referenced registration statement on Form S-4 (the “Registration Statement”) relating to the Issuer’s offer to exchange an aggregate principal amount of up to $225,000,000 of the Issuer’s 8.500% Senior Secured Notes due 2024, guaranteed by the Guarantors, that have been registered under the Securities Act (the “Exchange Notes”) for an equal aggregate principal amount of the Issuer’s 8.500% Senior Secured Notes due 2024, guaranteed by the Guarantors, that were originally offered and sold in May 2019 in reliance upon Rule 144A and Regulation S under the Securities Act (the “Outstanding Notes”). Amendment No. 1 is being filed by the Registrants in order to update financial and other information in the Registration Statement consistent with Parent Guarantor’s Annual Report on Form 10-K for the year ended December 31, 2019, filed with the Securities and Exchange Commission on March 9, 2020, and to file certain exhibits to the Registration Statement.

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Simpson Thacher & Bartlett LLP

The filing fee for the Registration Statement in the aggregate amount of $27, 270.00 was previously paid in connection with the initial filing of the Registration Statement.

If you have any questions on the above-referenced Registration Statement, please contact Igor Fert at (212) 455-2255.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP

SIMPSON THACHER & BARTLETT LLP